Mailstop 4561

March 4, 2009

Mr. Per Akerlind
Executive Director and Chief Financial Officer
Swedish Export Credit Corporation
Vastra Tradgardsgatan 11B
P.O. Box 16368
SE-103 27
Stockholm, Sweden

> **Re:** **Swedish Export Credit Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **File No. 1-8382**

Dear Mr. Akerlind:

We have reviewed your supplemental response letter dated October 23, 2008 and have the following comments.

Swedish Export Credit Corp.
Form 20-F for the year ended December 31, 2007

Item 3. Key Information
Selected Financial Data, page 3

1. We have reviewed your response to prior comment one from our letter dated January 9, 2009. We will not object to the proposed presentation and disclosure of your non-IFRS measure, with the following revisions:

   • Revise to disclose the number and types of employees subject to your employee incentive programs that use the non-IFRS measure as a primary basis for calculating the amounts of variable remuneration payable; and

   • Revise to change the name of your non-IFRS measure to more accurately reflect its content. In this regard, the use of the word "core" implies you are referring to your most central or essential operations and results. In your revised disclosure and previous responses you state that the Company uses derivative instruments extensively, which implies that the use of those instruments is a core business activity and that they are fundamental to your risk management activities. However, we note that your non-IFRS measure eliminates the fair value of derivatives used for hedging purposes when the hedged item is measured on a different basis, and thus the use of only certain derivatives is eliminated. Thus, we believe it would be appropriate to use a more descriptive title to describe this non-GAAP measure, perhaps eliminating the use of the word "core" in its entirety in the title. Alternatively, revise to disclose, if true, that using derivative instruments to hedge various risks (interest rate, FX, etc.) is not a core business or risk management activity.

Provide us with your proposed disclosures.

2.　　In prior comment one from our letter January 9, 2009, we requested you to tell us, and revise your future filings to disclose the portion of the market value adjustment for your derivative liabilities related to your own credit risk. We did not see this information in your response. Please provide us with this information.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

Please contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3474 if you have any questions.

Sincerely,

Sharon Blume
Reviewing Accountant